Exhibit 2.2

                             STOCKHOLDERS AGREEMENT

                  This STOCKHOLDERS AGREEMENT (this "Agreement"), dated as of April 1, 2003, is made and entered into among Berkshire Hathaway Inc., a Delaware corporation ("Parent"), B Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and James L. Clayton, an individual, and the Clayton Family Foundation, a Tennessee nonprofit corporation (each of James L. Clayton and the Clayton Family Foundation being referred to herein as a "Stockholder" and collectively as the "Stockholders");


                              W I T N E S S E T H:

                  WHEREAS, as of the date hereof, each Stockholder owns, beneficially and of record ("beneficial owner," "beneficial ownership," "beneficially," and related terms, wherever used herein, within the meaning of
Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the number of shares of common stock, par value $.10 per share ("Company Common Stock"), of Clayton Homes, Inc., a Delaware corporation (the "Company"), set forth opposite the Stockholder's name on Exhibit A hereto (the total number of shares of Company Common Stock owned by the Stockholder, and any other Company Common Stock that the Stockholder acquires, whether by means of purchase, dividend, distribution, option exercise, gift or otherwise, prior to the termination of this Agreement, being collectively referred to as the "Stockholder Shares");

                  WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent, and Merger Sub are entering into an Agreement and Plan of Merger (the "Merger Agreement") of even date herewith, which (upon the terms and subject to the conditions set forth therein) provides for, among other things, the merger of Merger Sub with and into the Company (the "Merger"); and

                  WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have requested each Stockholder to agree, and in order to induce Parent and Merger Sub to enter into the Merger Agreement each Stockholder has agreed, to enter into this Agreement.

                  NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants, and agreements hereinafter set forth, the parties hereto hereby agree as follows:

                                   ARTICLE I

                  STOCKHOLDERS' REPRESENTATIONS AND WARRANTIES

                  Each Stockholder hereby severally and not jointly represents and warrants to Parent and Merger Sub as follows:

                  1.1 Due Organization and Authorization. Stockholder (other than James L. Clayton) is a nonprofit corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Stockholder possesses the requisite power and authority to execute, deliver, and perform this Agreement, to appoint or cause to be appointed Merger Sub and Parent (or any nominee thereof) as his or its Proxy (as defined below), and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, the appointment of Merger Sub and Parent (or any nominee thereof) as Stockholder's Proxy, and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action of Stockholder. This Agreement has been duly executed and delivered by or on behalf of Stockholder and constitutes a legal, valid, and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or (ii) is subject to general principles of equity. Stockholder consents to each other Stockholder's execution, delivery and performance of this Agreement. There is no beneficial owner of any of the Stockholder Shares or other beneficiary or holder of any other interest in any of the Stockholder Shares whose consent is required for the execution and delivery of this Agreement or for the consummation by Stockholder of the transactions contemplated hereby.

                  1.2 No Conflicts; Required Filings and Consents. (a) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, (i) conflict with or violate the organizational documents of Stockholder (if Stockholder is an entity), (ii) conflict with or violate any law applicable to Stockholder or by which Stockholder or any of Stockholder's assets is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration, or cancellation of, or result in the creation of a lien or encumbrance on any assets of Stockholder, including, without limitation, the Stockholder Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of Stockholder's assets is bound or affected.

                  (b) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, other than any necessary filing under the Exchange Act or the HSR Act.

                  1.3 Title to Stockholder Shares. Stockholder is the sole record and beneficial owner of the shares of Company Common Stock, and the sole owner of the options to acquire shares of Company Common Stock, in each case set forth opposite Stockholder's name on Exhibit A hereto, free and clear of any pledge, lien, security interest, mortgage, claim, proxy, voting restriction or other voting trust, agreement, understanding, or arrangement of any kind, right of first refusal, right of first offer, or other limitation on disposition, adverse claim of ownership, or other encumbrance of any kind, other than (i) restrictions imposed by securities laws or pursuant to this Agreement, (ii) in the case of James L. Clayton, pledges of an aggregate of 1,993,069 Stockholder Shares to financial institutions (the identity of which has been disclosed to Parent), all of which pledges James L. Clayton hereby covenants to cause to be terminated in their entirety, and to be of no further force and effect with respect to any of his Stockholder Shares, within fifteen (15) days of the date of this Agreement, or (iii) in the case of the options owned by James L. Clayton to acquire shares of Company Common Stock (the "Stockholder Options"), restrictions imposed pursuant to the applicable stock option plans of the Company under which the Stockholder Options were granted. As of the date hereof, except as set forth on Exhibit A, Stockholder does not own beneficially or of record any other shares of Company Common Stock or option to acquire any other shares of Company Common Stock.

                  1.4 Information for Offer Documents and Proxy Statement. None of the information relating to Stockholder and his or its affiliates provided by or on behalf of Stockholder or his or its affiliates specifically for inclusion in the Proxy Statement or Option Offer Documents will, at the respective times the Proxy Statement and such Option Offer Documents are filed with the SEC or are first published, sent or given to stockholders of the Company, or, in the case of the Proxy Statement, at the time of the special meeting of stockholders to consider the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  1.5 Acknowledgment. Stockholder, on behalf of himself and his affiliates (or itself and its affiliates, as applicable), acknowledges and agrees that neither he nor they (or neither it nor they, as applicable) shall be paid or shall otherwise be entitled to any broker's, finder's, financial advisor's, or other similar fee or commission in connection with the transactions contemplated hereby or by the Merger Agreement.

                                   ARTICLE II

                             STOCKHOLDERS' COVENANTS

                  Each Stockholder hereby severally and not jointly covenants to Parent and Merger Sub as follows:

                  2.1 Voting of Stockholder Shares. Stockholder hereby agrees that from the date hereof until the termination of this Agreement pursuant to
Section 3.2 (the "Term"), at any meeting of the stockholders of the Company however called and in any action by written consent of the stockholders of the Company, Stockholder shall vote his or its Stockholder Shares (i) in favor of the Merger and the Merger Agreement, (ii) against any Takeover Proposal and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could reasonably be expected to result in any of the Company's obligations under the Merger Agreement not being fulfilled, any change in the composition of the board of directors of the Company (except as contemplated by the Merger Agreement), any change in the present capitalization of the Company or any amendment to the Company's corporate structure or business, or any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement or the Merger Agreement or the likelihood of such transactions being consummated and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of shareholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including documents enabling Parent and Merger Sub or their nominee(s) to vote the Stockholder Shares directly.

                  2.2 Proxy. Stockholder hereby revokes all prior proxies or powers of attorney with respect to any of the Stockholder Shares. During the Term, Stockholder hereby constitutes and appoints Parent and Merger Sub, or any nominee designated by Parent and Merger Sub, with full power of substitution and resubstitution at any time during the Term, as his or its true and lawful attorney and proxy ("Proxy"), for and in his name, place, and stead, in the Proxy's discretion to demand that the Secretary of the Company call a special meeting of the stockholders of the Company for the purpose of considering any matter referred to in Section 2.1 and to vote each share of Company Common Stock held by Stockholder as his or its Proxy in respect of any such matter, at every annual, special, adjourned, or postponed meeting of the stockholders of the Company, including the right to sign his or its name as stockholder to any consent, certificate, or other document relating to the Company that the law of the State of Delaware might permit or require. THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT THE TERM. Stockholder will take such further action and execute such other documents as may be necessary to effectuate the intent of this Section 2.2.

                  2.3 Restrictions on Transfer, Proxies and Non-Interference. Stockholder hereby agrees, during the Term and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Stockholder Shares or Stockholder Options, (ii) grant any proxies, deposit any Stockholder Shares into a voting trust or enter into a voting agreement with respect to any Stockholder Shares, or (iii) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling Stockholder from performing Stockholder's obligations under this Agreement.

                  2.4 Disclosure. Stockholder hereby authorizes Parent and Merger Sub to publish and disclose in the Proxy Statement and Option Offer Documents (including all documents and schedules filed with the SEC), his or its identity, his or its ownership of Company Common Stock, Stockholder Options and, if applicable, any other securities issued by the Company, and the nature of his or its commitments, arrangements, and understandings under this Agreement.

                  2.5 No Solicitation. Stockholder covenants and agrees that, during the Term, he or it shall not, directly or indirectly, solicit, initiate, knowingly encourage, or take any other action designed to facilitate any inquiries or the making of any proposal from any person (other than from Parent or Merger Sub or, in the case of the Option Offer, from the Company) relating to
(i) any acquisition of any Stockholder Shares, any Company Common Stock or any Stockholder Options or (ii) any transaction that constitutes a Takeover Proposal. Stockholder further covenants and agrees that, during the Term, he or it shall not participate in any discussions or negotiations (except with Parent or Merger Sub) regarding, or furnish to any person (other than Parent or Merger
Sub) any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any person (other than Parent and Merger Sub) to make, any transaction that may constitute a Takeover Proposal. Stockholder immediately shall cease and cause to be terminated any existing discussions or negotiations of Stockholder and his or its agents or other representatives with any person (other than Parent and Merger Sub) with respect to any of the foregoing. Stockholder shall notify Parent and Merger Sub promptly of any proposal or offer made to Stockholder relating to a Takeover Proposal, or any inquiry or contact with any person with respect thereto of which he or it becomes aware and shall, in any such notice to Parent and Merger Sub, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry, or contact and the material terms and conditions of such proposal, offer, inquiry, or contact. Notwithstanding the foregoing, nothing in this Agreement will prevent any director or officer of the Company from taking any actions, in his or her capacity as such, as are permitted by Section 5.2 of the Merger Agreement.



                                  ARTICLE III

                                  MISCELLANEOUS

                  3.1 Definitions. Terms used but not otherwise defined in this Agreement, have the meanings assigned to such terms in the Merger Agreement, as it may be amended from time to time.

                  3.2 Termination. This Agreement shall terminate and be of no further force and effect (i) by the written mutual consent of the parties hereto or (ii) automatically and without any required action of the parties hereto upon the earliest to occur of (A) the Effective Time, (B) the termination of the Merger Agreement in accordance with its terms, (C) the amendment of the Merger Agreement without the written consent of the Stockholders that (x) provides for a reduction in the Merger Consideration below $12.50; (y) changes the form of the Merger Consideration to other than cash or (z) otherwise is material and adverse to the Stockholders, and (D) December 31, 2003. Notwithstanding the foregoing, except with respect to Permitted Transactions applicable to a particular Stockholder (as defined on Exhibit B hereto), the provisions of this Agreement shall survive and continue in full force and effect with respect to such Stockholder for a period (the "Extended Term") of twelve (12) months after the date of termination of the Merger Agreement pursuant to Section 7.1(b)(i), 7.1(b)(ii), 7.1(c)(i), 7.1(c)(ii), 7.1(d)(i) or 7.1(d)(ii) thereof to the extent that such termination (1) occurs following a Takeover Proposal that is initially communicated to the Company or publicly disseminated after May 9, 2003 (a "Post May 9 Proposal"), which Takeover Proposal (together with any modifications thereof) has not been withdrawn by the date of the event giving rise to such termination, or (2) relates to or results from a Post May 9 Proposal. The termination of this Agreement shall not relieve any party hereto from any liability for any breach of this Agreement prior to termination.

                  3.3 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

                  3.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon hand delivery, (ii) upon confirmation of receipt of facsimile transmission, (iii) upon confirmed delivery by a standard overnight courier, or (iv) after five (5) business days if sent by registered or certified mail, postage prepaid, return receipt requested, to the following address or to such other address that a party hereto might later specify by like notice:

                  (a)      If to Parent or Merger Sub, to:

                           Berkshire Hathaway Inc.
                           1440 Kiewit Plaza
                           Omaha, NE  68131
                           Attention:  Warren E. Buffett
                           Telecopy:  (402) 346-3375

                           with copies to:

                           Munger, Tolles & Olson LLP
                           355 South Grand Avenue, 35th Floor
                           Los Angeles, California  90071-1560
                           Attention: Robert Denham
                           Telecopy: (213) 687-3702

                  (b)      If to James L. Clayton, to:

                           James L. Clayton
                           3340 Lakeview Drive
                           Knoxville, Tennessee  37919
                           Telecopy: (865) 525-4991

                           with copies to:

                           Jeanne Campbell
                           5000 Clayton Road
                           Maryville, Tennessee  37804
                           Telecopy: (865) 380-3780

                  (c)      If to the Clayton Family Foundation, to:

                           Jeanne Campbell
                           5000 Clayton Road
                           Maryville, Tennessee  37804
                           Telecopy: (865) 380-3780
                           with copies to:

                           James L. Clayton
                           3340 Lakeview Drive
                           Knoxville, Tennessee  37919
                           Telecopy: (865) 525-4991

                  3.5 Severability. In the event that any provision in this Agreement is held invalid, illegal, or unenforceable in a jurisdiction, such provision shall be modified or deleted as to the jurisdiction involved but only to the extent necessary to render the same valid, legal, and enforceable. The validity, legality, and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality, or enforceability of such provision be affected thereby in any other jurisdiction.

                  3.6 Entire Agreement. This Agreement, together with the Exhibits hereto, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect thereto.

                  3.7 Assignment. No party may assign or delegate this Agreement or any right, interest, or obligation hereunder, provided that Parent or Merger Sub, in its sole discretion, may assign or delegate its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent without obtaining the consent of any other party hereto; provided further that any such assignment or delegation shall not relieve Parent or Merger Sub from liability hereunder.

                  3.8 No Third-Party Beneficiaries. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by only the parties hereto, their respective successors, and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person, other than the parties hereto, their respective successors, and permitted assigns, any rights, remedies, obligations, or liabilities of any nature whatsoever.

                  3.9 Waiver of Appraisal Rights. Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger.

                  3.10 Further Assurance. Each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

                  3.11 Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to his or its Stockholder Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Stockholder Shares shall pass, whether by operation of law or otherwise. Notwithstanding any transfer of Stockholder Shares, the transferor shall remain liable for the performance of all obligations under this Agreement.

                  3.12 No Waiver. The failure of any party hereto to exercise any right, power, or remedy provided under this Agreement or otherwise available at law or in equity, the failure of any party hereto to insist upon compliance by any other party hereto with its obligations hereunder, or the existence of any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power, or remedy or to demand such compliance.

                  3.13 Specific Performance. The parties hereto acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties agree that an aggrieved party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law, or in equity.

                  3.14 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to provisions thereof relating to conflicts of law.

                  3.15 Headings. The descriptive headings in this Agreement were included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  3.16 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed in a manner sufficient to bind them as of the date first written above.

                  BERKSHIRE HATHAWAY INC

                  By:    /s/ Marc D. Hamburg
                         -------------------------------------------------------
                  Its:   Vice President and Chief Financial Officer



                  B MERGER SUB INC.


                  By:    /s/ Marc D. Hamburg
                         -------------------------------------------------------
                  Its:   President



                  STOCKHOLDERS



                  By:    /s/ James L. Clayton
                         -------------------------------------------------------
                           James L. Clayton

                  CLAYTON FAMILY FOUNDATION

                  By:    /s/ James L. Clayton
                         -------------------------------------------------------
                  Its:   President

                                    Exhibit A

                             No. of Shares of Company Common    No. of Options to Acquire Shares
Name                         Stock Owned                        of Company Common Stock Owned
----                         ------------                       -----------------------------
James L. Clayton                         28,488,451             312,302

Clayton Family Foundation                 9,175,411

                                    Exhibit B

                             Permitted Transactions


         For purposes of this Agreement, a "Permitted Transaction" shall mean:

         (i) with respect to the Clayton Family Foundation, a sale of Stockholder Shares in the ordinary course, and not in connection with, related to or in a transaction designed to facilitate a Takeover Proposal,

         (ii)  with respect to James L. Clayton:

                  (1) a charitable gift of certain Stockholder Shares to the Clayton Family Foundation (which Stockholder Shares shall then be bound by this Agreement as Stockholder Shares of the Clayton Family Foundation);

                  (2) a bona fide gift of certain Stockholder Shares to a family member of James L. Clayton; or

                  (3) a pledge of certain Stockholder Shares to a financial institution in connection with a bona fide financing transaction which does not involve the grant of a proxy on any of the Stockholder Shares under any circumstances, and, with respect to any Permitted Transaction described under sections (i) or
(ii) above, which occurs during the Extended Term and which does not involve a gift, pledge or sale which, after giving effect thereto and when aggregated with all other gifts, pledges and sales of Stockholder Shares made (or proposed to be made) during the Term pursuant to Permitted Transactions effected (or to be effected) by either Stockholder (and any other transactions which affect the number of Stockholder Shares owned by either Stockholder), would cause the number of Stockholder Shares then owned beneficially and of record in the aggregate by the Stockholders, free and clear of any pledge or other encumbrance, to equal less than twenty percent (20%) of the then outstanding shares of Company Common Stock.

          In addition, in the event that a change to the composition of the Company's board of directors is proposed during the Extended Term, which proposal (i) is not submitted in connection with, or designed to facilitate, a Takeover Proposal, or submitted by or on behalf of any proponent of a Takeover Proposal, and (ii) would not, if given effect (and when combined with all other changes to the composition of the Company's board of directors that may take place following the date of this Agreement), result in more than three (3) directors who do not currently serve on the Company's board of directors being members of such board of directors, any vote by a Stockholder in connection with such proposal shall be deemed a "Permitted Transaction."

         In addition, in the event the Board of Directors of the Company determines, on any one occasion during the Extended Term, that the Company should issue additional shares of Company Common Stock to satisfy a requirement for additional capital, the vote by James L. Clayton in favor of such a proposal to issue additional shares of Company Common Stock shall be a "Permitted Transaction," provided the proposal (together with any related transactions) does not result in the issuance of shares of Company Common Stock which would total more than 20% of the outstanding stock of the Company on a fully diluted basis and, provided further, that such proposal is not submitted in connection with, related to or designed to facilitate a Takeover Proposal, or by or on behalf of any proponent of a Takeover Proposal.